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                                                                  Exhibit (d)(1)

Thursday, December 9, 1999
FOR IMMEDIATE RELEASE
Contact: James Thompson or Leighton Stephenson (713) 462-8700

                    VALLEN CORPORATION COMMENTS ON LAWSUIT

HOUSTON, TEXAS; December 9, 1999 - Vallen Corporation (NASDAQ: VALN) announced that it learned on December 8, 1999 that a petition was filed on November 22, 1999 in state court in Houston by attorneys for Albert Siegel, allegedly a Vallen shareholder. The petition names as defendants Vallen, its directors, Hagemeyer P.P.S. North America, Inc. ("Hagemeyer") and Shield Acquisition Corp. ("Purchaser"). The petition seeks to proceed on behalf of a purported class of Vallen shareholders other than the defendants and alleges, among other things, that the $25 per share price under Vallen's previously announced Merger Agreement with Hagemeyer and Purchaser is inadequate, that the members of the Vallen board of directors breached their fiduciary duties by approving the Merger Agreement allegedly in order to obtain personal financial benefits, and that Hagemeyer and Purchaser aided and abetted these alleged breaches of duty. The petition seeks preliminary and permanent injunctive relief, unspecified damages, and plaintiff's costs and attorneys' fees.

Vallen said it believes all of the claims in the petition are entirely without merit, and Vallen will vigorously contest the lawsuit.

Vallen Corporation, through its operating subsidiaries, is engaged in providing integrated safety products and related services as well as other industrial MRO products to customers, including total safety solutions programs in customers' working environments. Its manufacturing facilities under Encon Safety Products, Inc. produce a variety of safety products and other products for industrial and commercial application, including emergency shower and eyewash fountains for industrial usage, and a broad line of non-prescription safety eyewear distributed throughout North and South America. Vallen operates from 162 locations, including 69 onsite/just in time locations throughout North American and in Chile.